================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          Date of Report: March 2, 2000

                                 ---------------

                       VERSATEL TELECOM INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)

                                 Paalbergweg 36
                           1105 BV Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

               Indicate by check mark whether the registrant files
                  or will file annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K


ITEM 5.  OTHER INFORMATION

         On December 13, 1999, we acquired VEW Telnet, a competitive network operator in the Northwest Rhine region of Germany, from VEW Energie, a power company in the Westphalia-Lippe region of Germany.

         The following financial information relating to VEW Telnet as well the pro forma financial information for VersaTel Telecom International N.V. to reflect the acquisition of VEW Telnet have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

             Unaudited Pro Forma Consolidated Financial Information

         The following unaudited pro forma financial information of VersaTel has been prepared in accordance with U.S. GAAP and is derived from, and should be read in conjunction with, the historical audited financial statements of VersaTel, included in VersaTel's other public filings, and VEW Telnet included elsewhere in this filing. On December 13, 1999, VersaTel acquired all of the issued and outstanding capital of VEW Telnet, for a total purchase price valued at Eurodollar120 million, consisting of Eurodollar65 million in cash under a three year earnout agreement, subject to performance adjustments, from VEW Telnet, and Eurodollar55 million spread over a three year period related to a 30 year indefeasible right of use (the "IRU") of VEW Telnet's fiber network which is owned by VEW Telnet's former shareholder, VEW Energie.

         The purchase price of Eurodollar65 million is conditional upon VEW Telnet achieving certain revenue targets in each of the next three years. No adjustments will be made if the revenue targets are exactly met. In the event such targets are exceeded, VEW Energie will be entitled to an incremental adjustment equal to 60% of the additional turnover in respect of the applicable financial year. However, the maximum amount payable to VEW Energie over the three year period is limited to Eurodollar20 million, which, if payed, would increase the amount of the deferred payment to Eurodollar75 million. Conversely, in the event the revenue targets are not attained, VersaTel will be entitled to an adjusting deduction equal to 60% of the shortfall in respect of the applicable financial year, up to a maximum of Eurodollar4,583,333 in each year. The adjustment deduction over the three year period is limited to Eurodollar13,750,000, which would mean a decrease in the amount of the deferred payment to Eurodollar41,250,0000.

         The unaudited pro forma statement of operations data for the year ended December 31, 1998 give effect to the acquisition of VEW Telnet as if it had occurred on January 1, 1998. The unaudited pro forma statement of operations data for the nine months ended September 30, 1999 give effect to the acquisition of VEW Telnet as if it had occurred on January 1, 1999. The unaudited pro forma balance sheet data as of September 30, 1999 give effect to the acquisition of VEW Telnet as if it had occurred on such date.

         The unaudited pro forma financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that VersaTel believes are reasonable. The acquisition of VEW Telnet will be accounted for under the purchase method of accounting and, accordingly, this method of accounting has been applied in the unaudited pro forma financial information. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the time of the acquisition of VEW Telnet. Estimates of the fair values of the VEW Telnet assets and liabilities have been combined with the recorded values of the assets and liabilities of VersaTel in the unaudited pro forma financial information. The estimates of fair value of assets and liabilities are based on a number of assumptions which management believe to be reasonable but which are subject to change. Such changes could include, among other things, changes in the classification and useful lives of intangible assets and the related amortization expense from amounts presented in the pro forma financial information.

         The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily an indication of the results that would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in the future.

                       VERSATEL TELECOM INTERNATIONAL N.V.

            Unaudited Pro Forma Consolidated Statement of Operations
                      For the year ended December 31, 1998
                    (in thousands, except for per share data)



                                                        HISTORICAL                                  PRO FORMA
                                             ---------------------------------   ------------------------------------------------
                                                VersaTel         VEW  Telnet     Adjustments                  Combined
                                             --------------      -------------   --------------     -----------------------------
                                                  NLG               NLG(1)            NLG               NLG             US$(2)
Operating Revenues                               39,561             22,016                               61,577           29,747

Operating expenses
   Cost of Revenue, excluding
    depreciation and amortization                31,821             17,058       (11,129)(3)             37,750           18,237
   Selling, general and
   administrative                                47,733             44,628                                92,361           44,619
   Depreciation and amortization                  6,473              9,372        21,578 (4)              28,423           13,731
                                             ----------          ---------                             ---------        ---------
Total operating expenses                         86,027             71,058                               158,534           76,587
                                             ----------          ---------                             ---------        ---------

Operating loss                                  (46,466)           (49,042)                              (96,957)         (46,840)

Other income (expenses):
   Income from investments                            -             (5,860)                               (5,860)          (2,831)
   Currency gains                                 5,146                  -                                 5,146            2,486
   Interest income                               11,857                 12                                11,869            5,734
   Interest expense third parties               (37,522)              (105)      (26,142)(5)             (63,769)         (30,806)
   Interest expense related
   parties                                         (145)            (1,131)                               (1,276)            (616)
   Other income                                       -                648                                   648              313
                                             ----------          ---------                             ---------        ---------
Total other income (expense)                    (20,664)            (6,436)                              (53,242)         (25,720)
                                             ----------          ---------                             ---------        ---------

Net loss before income taxes                    (67,130)           (55,478)                             (150,199)         (72,560)

Provision for income taxes                            7             (2,210)                               (2,203)          (1,064)
                                             ----------          ---------                             ---------        ---------

      Net loss                                  (67,137)           (53,268)                             (147,996)         (71,496)
                                             ==========          =========                             =========        =========

Net loss per share outstanding                   (2.06)                                                    (4.54)           (2.19)

Weighted number of shares
      outstanding (6)                            32,622                                                   32,622           32,622



                                                                                                    (footnotes on following page)


NYDOCS01/675096 7
                                                         5

(1) Solely for the convenience of the reader, Deutsche mark amounts have been translated into Dutch guilders amounts at NLG 1.12674 per DEM 1.00, based on the fixed conversion rate with respect to the euro established on January 1, 1999.

(2) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on September 30, 1999 of NLG 2.07 per $1.00.

(3) Reflects the cost charged to VEW Telnet by VEW Energie for the use of the telecommunication network of VEW Energie.

(4)      Reflects:
         (i) the amortization, over the current period, of goodwill. Goodwill reflects the excess of the acquisition price of VEW Telnet over the fair value of assets and liabilities of VEW Telnet. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value. The excess of the minimum purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with VersaTel's advisers and preliminary analysis of available financial and non-financial data, of the fair values of such assets. The purchase price of Eurodollar65 million (NLG 143.2 million) is subject to an earn-out agreement based on revenue for the years 2000 until 2002 and can vary between a repayment of Eurodollar13.75 million (NLG 30.3 million) to an additional payment of Eurodollar20.0 million (NLG 44.1 million).

                                                                     NLG
                                                               (in thousands)
                                                               --------------

Total minimum purchase price                                     (112,940)
Fair value of tangible assets acquired and
     liabilities assumed                                           14,154
                                                               ------------
Goodwill recorded on acquisition                                   (98,786)
                                                               ===========

The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired at January 1, 1998. Goodwill is amortized over a period of 10 years, and

         (ii) The depreciation on the IRU which is based on the present value of the long term payables to VEW Energie amounting to NLG 81.1 million. The IRU is amortized over a period of 30 years.

(5) Interest expense reflects (i) NLG 17.0 million of interest expense relating to the financing cost of the initial purchase price payment of NLG 143.2 million (Eurodollar65 million) for the acquisition of VEW Telnet (calculated using an interest rate of 117/8% per annum), (ii) the interest expense relating to the acquisition of the IRU from VEW Energie of NLG 8.5 related to the amortization of the discount on the long term payable to VEW Energie, and (iii) NLG 0.6 million of amortization expenses relating to the amortization of deferred financing costs incurred in connection with the acquisition of VEW Telnet.

(6) Historical share numbers are adjusted to give effect to a 2-for-1 stock split on April 13, 1999.

                       VERSATEL TELECOM INTERNATIONAL N.V.

            Unaudited Pro forma Consolidated Statement of Operations
                  For the nine months ended September 30, 1999
                    (in thousands, except for per share data)




                                                        HISTORICAL                                  PRO FORMA
                                             ---------------------------------   ------------------------------------------------
                                                VersaTel         VEW  Telnet     Adjustments                  Combined
                                             --------------      -------------   --------------     -----------------------------
                                                  NLG               NLG(1)            NLG               NLG             US$(2)
Operating Revenues                               78,134             32,674                                110,808           53,530

Operating expenses
  Cost of revenue, excluding
    depreciation and amortization                59,690             25,339        (9,942)(3)               75,087           36,274
  Selling, general and
     administrative                             119,025             39,223                                158,248           76,448
Depreciation and amortization                    30,127             11,252         9,457 (4)               50,836           24,558
                                             ----------          ---------                              ---------        ---------
Total operating expenses                        208,842             75,814                                284,171          137,280
                                             ----------          ---------                              ---------        ---------

Operating loss                                 (130,708)           (43,140)                              (173,363)         (83,750)

Other income (expenses):
   Income from investments                            -             (5,230)                                (5,230)          (2,527)
   Currency gains (losses)                      (44,036)                 -                                (44,036)         (21,273)
   Interest income                               17,317                  9                                 17,326            8,370
   Interest expense third parties              (103,378)               (70)       (19,607)(5)            (123,055)         (59,447)
   Interest expense related parties                   -             (1,464)                                (1,464)            (707)
   Other expense, net                            (4,033)             3,387                                   (646)            (312)
                                             ----------          ---------                              ---------        ---------
Total other income (expense)                   (134,130)            (3,368)                              (157,105)         (75,896)
                                             ----------          ---------                              ---------        ---------

Net loss before income taxes                   (264,838)           (46,508)                              (330,468)        (159,646)

Provision for income taxes                        2,893               (631)                                 2,262            1,093
                                             ----------          ---------                              ---------        ---------

      Net loss                                 (267,731)           (45,877)                              (332,730)        (160,739)
                                             ==========          =========                              =========        =========

Net loss per share outstanding                    (5.91)                                                    (7.34)           (3.55)

Weighted number of shares
     outstanding (6)                             45,332                                                    45,332           45,332


                                        7

(1) Solely for the convenience of the reader, Deutsche mark amounts have been translated into Dutch guilders amounts at NLG 1.12674 per DEM 1.00, based on the fixed conversion rate with respect to the euro established on January 1, 1999.

(2) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on September 30, 1999 of NLG 2.07 per $1.00.

(3) Reflects the cost charged to VEW Telnet by VEW Energie for the use of the telecommunication network of VEW Energie.

(4)  Reflects:
          (i) the amortization, over the current period, of goodwill. Goodwill reflects the excess of the acquisition price of VEW Telnet over the fair value of assets and liabilities of VEW Telnet. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value. The excess of the minimum purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with VersaTel's advisers and preliminary analysis of available financial and non-financial data, of the fair values of such assets. The purchase price of Eurodollar65 million (NLG 143.2 million) is subject to an earn-out agreement based on revenue for the years 2000 until 2002 and can vary between a repayment of Eurodollar13.75 million (NLG 30.3 million) to an additional payment of Eurodollar20.0 million (NLG 44.1 million).

                                                                     NLG
                                                                (in thousands)
                                                                --------------

Total minimum purchase price                                       (112,940)
Fair value of tangible assets acquired and
     liabilities assumed                                             13,843
                                                                  ----------
Goodwill recorded on acquisition                                    (99,097)
                                                                  =========

The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired at January 1, 1999. Goodwill is amortized over a period of 10 years, and

         (ii) The depreciation on the IRU which is based on the present value of the long term payables to VEW Energie amounting to NLG 81.1 million. The IRU is amortized over a period of 30 years

(5) Interest expense reflects (i) NLG 12.7 million of interest expense relating to the financing cost of the initial purchase price payment of NLG 143.2 million (Eurodollar65 million) for the acquisition of VEW Telnet (calculated using an interest rate of 117/8% per annum), and (ii) the interest expense relating to the acquisition of the IRU from VEW Energie of NLG 6.4 related to the amortization of the discount on the long term payable to VEW Energie, and (iii) NLG 0.5 million of amortization expenses relating to the amortization of deferred financing costs incurred in connection with the acquisition of VEW Telnet.

(6) Historical share numbers are adjusted to give effect to a 2-for-1 stock split on April 13, 1999.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 Unaudited Pro Forma Consolidated Balance Sheets
                            As of September 30, 1999
                    (in thousands, except for per share data)




                                                        HISTORICAL                                  PRO FORMA
                                             ---------------------------------   ------------------------------------------------
                                                VersaTel          VEW  Telnet     Adjustments                  Combined
                                             --------------      -------------   --------------     -----------------------------
                                                  NLG               NLG(1)            NLG               NLG             US$(2)
Assets

Current Assets:
    Cash and cash equivalents                    763,376                  595       (16,069)(3)          747,904            361,306
    Restricted cash current portion               95,241                    -                             95,241             46,010
    Accounts receivable, less allowance
       for doubtful accounts                      30,179                5,176                             35,355             17,080
    Inventory                                      3,695                2,336                              6,031              2,914
    Other currency assets                         36,938                1,743                             38,681             18,686
                                              ----------            ---------                          ---------          ---------
Total current assets                             929,431                9,850                            923,212            445,996


Tangible Fixed Assets:
    Property, plant and equipment, net           203,965               80,307        81,805 (4)          365,357            176,501
    Construction in progress                     129,402                3,621                            133,023             64,262
                                              ----------            ---------                          ---------          ---------
Total tangible fixed assets                      333,367               83,928                            498,380            240,763

Restricted cash, net of current portion           90,573                    -                             90,573             43,755
Financial fixed assets                                 -                  606         30,301 (5)          30,907             14,931
Capitalized finance cost, net                     46,388                    -          6,411 (6)          52,799             25,507
Intangible assets                                      -               11,703                             11,703              5,654
Goodwill                                         379,263               10,293        117,932 (7)         507,488            245,163
Deferred tax assets                                    -                2,206                              2,206              1,066
                                              ----------            ---------                          ---------          ---------

Total Assets                                   1,779,022              118,586                          2,117,268          1,022,835
                                              ==========            =========                          =========          =========



                                                                                                      (footnotes on following page)

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 Unaudited Pro Forma Consolidated Balance Sheets
                            As of September 30, 1999
                    (in thousands, except for per share data)



                                                        HISTORICAL                                  PRO FORMA
                                             ---------------------------------   ------------------------------------------------
                                                VersaTel          VEW  Telnet     Adjustments                  Combined
                                             --------------      -------------   --------------     -----------------------------
                                                  NLG               NLG(1)            NLG               NLG             US$(2)
Liabilities and Shareholders'
Equity

Current liabilities
   Accounts payable                             159,647               6,190                             165,837             80,115
   Due to related parties                             -              78,537                              78,537             37,941
   Accrued liabilities                           32,050              25,121                              57,171             27,619
   Deferred income                                8,765                   -                               8,765              4,234
   Current portion of capital lease
      obligations                                   268                   -                                 268                129
                                             ----------         -----------                          ----------         ----------
Total current liabilities                       200,730             109,848                             310,578            150,038

Long-term liabilities                             3,184                   -                               3,184              1,538
Pension liability                                   750                 968                               1,718                830
Finance lease                                         -                   -           81,085 (8)         81,085             39,171
Long-term debt (Notes)                        1,392,229                   -          143,240 (9)      1,535,469            741,773
Long-term debt to banks                               -               3,105                               3,105              1,500
Long-term debt to shareholders                        -               9,657           (9,657)(10)             -                  -


Shareholders' Equity:
    Share capital                                 3,209              61,773          (61,773)(11)         3,209              1,550
    Additional paid-in capital                  534,324              59,914          (59,914)(11)       534,324            258,128
    Warrants                                      4,673                   -                               4,673              2,257
    Accumulated (deficit) profit               (360,077)           (126,679)         126,679 (11)      (360,077)          (173,950)
                                             ----------         -----------                          ----------         ----------
Total shareholders' equity                      182,129              (4,992)                            182,129             87,985

Total liabilities and shareholders'
equity                                        1,779,022             118,586                           2,117,268          1,022,835
                                             ==========         ===========                          ==========         ==========


                                                                                                       (footnotes on following page)

                                       10

(1) Solely for the convenience of the reader, Deutsche mark amounts have been translated into Dutch guilders amounts at NLG 1.12674 per DEM 1.00, based on the fixed conversion rate with respect to the euro established on January 1, 1999.

(2) Solely for the convenience of the reader, Dutch guilder amounts have been translated into U.S. dollars at the Noon Buying Rate on September 30, 1999 of NLG 2.07 per $1.00.

(3) Reflects (i) the assumed cash payments regarding the financing costs (see
Note 6) and (ii) the early repayment of long-term debt as a result of the acquisition of VEW Telnet (see Note 10).

(4) Reflects the net present value of the long term payables to VEW Energie by VEW Telnet for the IRU of the telecommunication network of VEW Energie over a period of 30 years as a result of the acquisition of VEW Telnet. The IRU is amortized over a period of 30 years.

(5) Reflects the excess of payment of the purchase price of VEW Telnet over the minimum purchase price (see Note 7).

(6) Reflects financing costs associated with the incurrence of the financing for the acquisition of VEW Telnet, which is deemed to be a part of the proceeds of the Third High Yield Offering, of $117.6 million (NLG 243.4 million).

(7)  Reflects:
          (i) the amortization, over the current period, of goodwill. Goodwill reflects the excess of the acquisition price of VEW Telnet over the fair value of assets and liabilities of VEW Telnet. The book value of tangible assets acquired and liabilities assumed are assumed to approximate fair value. The excess of the minimum purchase price over the fair value of tangible assets acquired and liabilities assumed was allocated to assets acquired based on management's best estimate, based on discussion with VersaTel's advisers and preliminary analysis of available financial and non-financial data, of the fair values of such assets. The purchase price of Eurodollar65 million (NLG 143.2 million) is subject to an earn-out agreement based on revenue for the years 2000 until 2002 and can vary between a repayment of Eurodollar13.75 million (NLG 30.3 million) to an additional payment of Eurodollar20.0 million (NLG 44.1 million).


                                                                   NLG
                                                              (in thousands)
                                                              --------------

Total minimum purchase price                                    (112,940)
Fair value of tangible assets acquired and
     liabilities assumed                                          (4,992)
                                                               ---------
Goodwill recorded on acquisition                                (117,932)
                                                               =========

The above goodwill calculation is based on the fair value of assets and liabilities as if they had been acquired at September 30, 1999. Goodwill is amortized over a period of 10 years, and

         (ii) The depreciation on the IRU which is based on the present value of the long term payables to VEW Energie amounting to NLG 81.1 million. The IRU is amortized over a period of 30 years

(8) Reflects the long-term commitment related to the IRU (see Note 4).

(9) Reflects the financing for the acquisition of VEW Telnet, which is deemed to be a part of the proceeds of the Third High Yield Offering.

(10) Reflects the early repayment of long-term debt as a result of the acquisition of VEW Telnet.

(11) Reflects the elimination of the shareholders' equity of VEW Telnet.

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                              FINANCIAL STATEMENTS

                          Index to Financial Statements



Independent Auditors' Report                                               F-2
Balance Sheets as of December 31, 1998 and 1997                            F-3
Statements of Operations for the Years Ended
   December 31, 1998 and 1997                                              F-5
Statements of Shareholder's Equity for the Years
   Ended December 31, 1998 and 1997                                        F-6
Statements of Cash Flows for Years Ended
   December 31, 1998 and 1997                                              F-7
Notes to Financial Statements                                              F-8

                          Independent Auditors' Report



We have audited the balance sheets of VEW Telnet Gesellschaft fur
Telekommunikation und Netzdienste mbH, Dortmund, Germany, as of December 31, 1998 and 1997 and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Germany which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

VEW Telnet Gesellschaft fur Telekommunikation and Netzdienste mbH, was acquired by VersaTel Deutschland Holding GmbH, and VersaTel Deutschland Verwaltungs GmbH, as per December 1, 1999 and is now a wholly owned entity of the VersaTel Group.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund, Germany, as of December 31, 1998 and 1997, and the result of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.


Dusseldorf, Germany
February 11, 2000

                                             BDO Deutsche Warentreuhand
                                             Aktiengesellschaft
                                             Wirtschaftsprufungsgesellschaft




                        Dr. Nehles                      Geis
                    Wirtschaftsprufer             Wirtschaftsprufer

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                                 Balance Sheets
                        As of December 31, 1998 and 1997
                         (in thousands of German Marks)






                                                                  December 31,           December 31,
                                                                      1998                   1997
                                                               ------------------      -----------------
                                                                      DEM                    DEM
         ASSETS
Current Assets
   Cash and bank deposits                                                752                      315
   Receivables trade                                                   3,005                    1,189
       Less allowance for doubtful accounts                              (33)                       0
   Receivables related parties                                         3,266                    1,710
   Inventories                                                         2,135                      252
   Other current assets and prepaid expenses                              15                       80
                                                                 -----------               ----------

       Total current assets                                            9,140                    3,546
                                                                 -----------               ----------

Long-term investments
   Treasury bills (held to maturity)                                       5                        5
   Shares in subsidiaries                                                758                      481
                                                                 -----------               ----------

       Total long-term investments                                       763                      486
                                                                 -----------               ----------

Fixed Assets
   Intangible assets (net)                                             9,720                    1,546
   Property, plant and equipment
       Buildings on third party's land                                 4,528                    3,603
       Telecommunication equipment                                    51,021                   13,350
       Other equipment, furniture and fixtures                         5,655                    2,839
       Construction in progress                                       15,449                   21,468
       Loss:  Accumulated depreciation and amortization               (7,256)                  (1,002)
                                                                 -----------               ----------

       Total fixed assets                                             79,117                   41,804
                                                                 -----------               ----------

Deferred Taxes                                                         1,398                     (563)
Goodwill                                                               9,878                        -
                                                                 -----------               ----------
       Total assets                                                  100,296                   45,273
                                                                 ===========               ==========

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                                 Balance Sheets
                        As of December 31, 1998 and 1997
                         (in thousands of German Marks)




                                                                  December 31,           December 31,
                                                                      1998                   1997
                                                               ------------------      -----------------
                                                                      DEM                    DEM
         ASSETS
   LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Accounts payable trade                                              6,810                    7,638
   Accounts payable to related parties, current portion               46,521                    3,840
   Salaries, Wages and Commissions                                     1,905                      365
   Taxes withheld from employees                                         625                      477
   Other accrued liabilities                                          18,539                    6,898
   Other liabilities and deferred credits                                102                      112
                                                                 -----------               ----------

       Total current liabilities                                      74,502                   19,330
                                                                 -----------               ----------

Noncurrent liabilities
   Long-term debt due to banks                                         2,756                    2,756
   Long-term debt intercompany                                        10,000                   10,000
   Accrued pension cost                                                  752                      625
                                                                 -----------               ----------

       Total noncurrent liabilities                                   13,508                   13,381
                                                                 -----------               ----------

Shareholder's equity
   Capital stock                                                      54,825                   24,148
   Additional paid-in capital                                         29,175                   12,852
   Loss current year                                                 (47,276)                 (18,254)
   Accumulated deficit previous years                                (24,438)                  (6,184)
                                                                 -----------               ----------

       Total shareholder's equity                                     12,286                   12,562
                                                                 -----------               ----------

       Total liabilities and shareholder's equity                    100,296                   45,273
                                                                 ===========               ==========

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                            Statements of Operations
              For the Fiscal Years Ended December 31, 1998 and 1997
                         (in thousands of German Marks)
                                   (unaudited)



                                                            Year Ended                 Year Ended
                                                           December 31,               December 31,
                                                               1998                       1997
                                                        ------------------          -----------------
                                                               DEM                         DEM
Sales                                                          19,540                      5,749

Cost of Sales                                                 (15,139)                    (5,607)
Selling, General and Administrative costs                     (39,608)                   (16,534)
Depreciation and amortization                                  (8,318)                    (1,012)

Other income                                                      731                         77
Loss from subsidiaries valuated at equity                      (5,201)                       (14)
Other expenses                                                   (156)                        (4)
Interest income                                                    11                         21
Interest expense third parties                                    (93)                       (98)
Interest expense related parties                               (1,004)                      (269)
Tax benefit (expense)                                           1,961                       (563)
                                                            ---------                  ---------

Net loss/Comprehensive loss                                   (47,276)                   (18,254)
                                                            =========                  =========

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                        Statement of Shareholders' Equity
              For the Fiscal Year Ended December 31, 1998 and 1997
                         (in thousands of German Marks)




                                                                  Additional
                                                                    paid-in            Retained
                                             Capital Stock          capital            Earnings              Total
                                            ---------------     ---------------     ---------------     ---------------
                                                  DEM                 DEM                 DEM                 DEM

Balance at December 31, 1996                       2,000              7,000              (6,184)              2,816
Capital increase                                  22,148              5,852                   -              28,000
Net loss                                               -                  -             (18,254)            (18,254)
                                             -----------        -----------         -----------         -----------

Balance at December 31, 1997                      24,148             12,852             (24,438)             12,562
Capital increase                                  30,677             16,323                   -              47,000
Net loss                                               -                  -             (47,276)            (47,276)
                                             -----------        -----------         -----------         -----------

Balance at December 31, 1998                      54,825             29,175             (71,714)             12,286
                                             ===========        ===========         ===========         ===========


   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                             Statement of Cash Flows
              For the Fiscal Years Ended December 31, 1998 and 1997
                         (in thousands of German Marks)




                                                                      Year ended              Year ended
                                                                     December 31,            December 31,
                                                                         1998                    1997
                                                                   -----------------       -----------------
                                                                         DEM                      DEM

Net result for the year                                                (47,276)                (18,254)
Depreciation of fixed asset items                                       13,519                   1,026
Net change in accruals for pensions                                        127                     (13)

Cash flow - according to DFVA/SG                                       (33,630)                (17,241)

Profit/loss on disposal of fixed assets                                   (208)                     (2)
Increase/decrease in inventories, trade receivables and other
     assets                                                             (7,118)                     36
Increase in trade payables and other liabilities                        55,172                  11,656

Cash outflow from current operating activities                          14,216                  (5,551)

Receipts from disposals of fixed assets                                    718                       -
Payments for capital expenditures                                      (61,497)                (34,897)

Cash outflow from investing activities                                 (60,779)                (34,897)

Amounts paid in by shareholders
     Capital increase and transfer to capital reserves                  47,000                  28,000
     Proceeds from loans                                                     -                  12,756
     Payments for loans                                                      -                       -

Cash inflow from financing activities                                   47,000                  40,756

Movement in cash and cash equivalents                                      437                     308
Cash and cash equivalents at the beginning of the period                   315                       7

Cash and cash equivalents at the end of the period                         752                     315


Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
         Interest (net amount capitalized)                                  34                       3
         Income taxes                                                        -                       -


   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

   Notes to Financial Statements as of December 31, 1998 and December 31, 1997


1.  Description of Business and Basis of Presentation

VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH (the "company") is a wholly owned entity of VEW Energie AG, Dortmund, Germany, which belongs to the VEW Group. The company is a provider of integrated data and telecommunications network services in Germany. The company considers its operations to be in one business segment and internally makes operating decisions, allocates resources and assesses performance based on one segment.

Included in the company results are group charges relating to costs in connection with various administrative services provided by VEW Energie AG on behalf of the company. The company's management believes such costs are reflective of actual benefits received by the company.

The company is part of a fiscal unity regarding value added tax with other VEW Group companies.


2.  Summary of Significant Accounting Policies

(a) Cash and bank deposits

Cash and bank deposits consist mainly of cash at banks on demand. For purposes of the statement of cash flows, the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b)  Inventory

Work in progress is stated at the lower of cost or market value. Cost is determined using the average method. Cost of work in progress consists of the direct salary costs and a charge for indirect costs.

(c)  Treasury bills

There are no restrictions concerning the sale of the treasury bills. They are not pledged as collateral.

(d)  Shares in subsidiaries

Shares in subsidiaries consist of four participations of which two were valued at equity. The other two are stated at purchase cost. All subsidiaries are making losses.

(e) Intangible assets

Intangible assets are stated at cost minus depreciation. The company depreciates the intangible assets using the straight-line method over the estimated useful lives. The intangible assets have useful lives between 1 and 15 years. The main addition to this balance sheet item was a DEM 6 million net license with a useful life of 15 years in 1998.

(f) Property and equipment

Property and equipment is stated at cost. The company depreciates its property and equipment using the following methods:

    Buildings on third-party property             mainly straight-line method

    Telecommunication equipment                   straight-line method

    Other                                         declining-balance method

Goods purchased for less than DEM 800 net are being written off in the year of purchase according to ss. 6II EStG (German income tax code). They are included in the accumulated cost and the accumulated depreciation as an addition and as a disposal.

Interest is capitalized on construction in progress during construction if the amount is material. As per December 31, 1999; DEM 34 thousand were capitalized (DEM 3 thousand as per December 31, 1997).

(g) Goodwill

The goodwill results from VEW Energie AG's purchase of 13.5% of the company's shares which made VEW Energie AG the sole shareholder in December 1998. Depreciation is calculated on an estimated useful life of 10 years.

(h) Revenue recognition

Revenues are recorded in the period in which the service is rendered. Cash received in advance of services rendered is recorded as deferred income. All revenues originated in Germany. As it is impracticable to disclose information for revenues of each product and service, this information is not provided.

(i)  Cost of sales

Cost of sales consists of direct connection costs only. Personnel costs and depreciation are included in selling, general and administrative costs.

(j)  Advertising expense

Advertising costs are expensed as incurred and amounted to DEM 2,594 thousand from January 1, 1998 to December 31, 1998. The costs from January 1, 1997 to December 31, 1997 amounted to DEM 1,062 thousand.

(k) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

No deferred tax asset was recognized for loss carry forwards as the possible use of loss carry forwards is restricted by law. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The rate used in the financial statements is 60% which includes federal and local income tax.

(l) Pensions

Three company employees have individually defined benefit pension agreements. The company recognizes interest and pension costs for the full amount of the pension obligation. There are no plan assets.

(m) Accounts payable to related parties

The company has a maximum credit line of DEM 29.3 million with VEW Energie AG which amounted to DEM 29.3 million on December 31, 1998 and DEM 3.8 million on December 31, 1997.

(n) Accruals

There is a DEM 15,929 thousand (DEM 6,719 thousand as per December 31, 1997) accrual for a possible liability to a supplier from a risk-sharing contract. The other accruals mainly relate to outstanding liabilities for services and goods received.

(o) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts and recovery of deferred tax assets. Actual results could differ from those estimates.

(p) Segmental reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information" has been issued and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 131 did not have an effect on the company's financial statements, as the company currently manages its operations as one segment under the guidelines of the new standard.

(q)  Recently issued accounting standards

In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which the company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with stockholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in stockholders' equity. For each of the two years ended December 31, 1998 and December 31, 1997 the company's comprehensive income (loss) was equal to net loss.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for costs of computer software developed or obtained for internal use. SOP 98-1 requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, directly attributed development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had SOP 98-1 been in effect when those costs were incurred. The company has adopted SOP 98-1 in its 1998 financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The company has not yet qualified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing or method of adoption of SFAS No. 133.


3. Related party transactions

Of the 1998 revenues DEM 1.6 million relate to subscriptions recharges relating to telephone access (1997: DEM 0.2 million) for all VEW Group companies.

1998 costs charged by group companies to the company include lease on premises of DEM 1,681 thousand (1997: DEM 943 thousand), interest expenses of DEM 1,004 thousand (1997: DEM 269 thousand), telephone connection charges of DEM 2,930 thousand (1997: DEM 1,133 thousand) and charges for various administrative services and support of DEM 1,271 thousand (1997: DEM 298 thousand).

All related party transactions were performed at arm's length.

The accounts due to the group companies as of December 31, 1998 include a value added tax asset of DEM 2,096 thousand (December 31, 1997: DEM 1,212 thousand).

4. Inventory

Inventory is comprised of the following:

                         December 31, 1998             December 31, 1997
                         -----------------             -----------------
                               DEM                            DEM
                                         (in thousands)
Materials                       1,568                          141
Work in progress                  567                          111
                             --------                       ------
           Total                2,135                          252
                             ========                       ======


5.  Shares in subsidiaries


                                                        Net book value                  Equity             Net income
                                       Share       December 31, 1998 (1997)        December 31, 1998          1998
   Name and registry of subsidiary       %                    DEM                         DEM                  DEM
   -------------------------------     -----       ------------------------        -----------------       -----------
                                                                         (in thousands)
TeleBeL Gesellschaft fur
Telekommunikation Bergisches Land
mbH, Wuppertal
(valued at equity)                      40.0               316 (0)                        719*               (10,385)
RuhrNet Gesellschaft fur
Telekommunikation mbH Schwerte,
Schwerte
(valued at equity)                      24.0                61 (106)                      254                   (187)
DOKOM Gesellschaft fur
Telekommunikation mbH, Dortmund         10.0               375 (375)                    1,029                 (2,594)
BORnet GmbH, Stadtiohn                   5.0                 6 (0)                         93                    (27)


*Including a loan of DEM 7 million with a subordination clause.


6.  Long-term debt

The long-term debt of DEM 2.756 million matures on May 6, 2002 with the Westdeutsche Landesbank Girozentrale, Dortmund, Germany. The interest rate is 5.83%, interest is charged annually.

The company has a loan of DEM 10 million, maturing December 30, 2002 with VEW Energie AG. Interest is charged every quarter, the rate depends on the prime rate.

7.  Income taxes

Income tax expenses and income consist of deferred taxes only, since the company does not pay income taxes at this time due to its losses. Since there are no material differences between the book basis and the tax basis, income tax expense approximates 60% of net differences between book values according to German GAAP and US GAAP. The differences result mainly from using the equity method for two financial investments.

In assessing the ability to realize deferred tax assets, management does not consider loss carry-forwards as likely to be realized. Therefore, no deferred tax asset was capitalized for loss carry-forwards.


8.  Commitments

As per December 31, 1998, the company has the following material off balance sheet commitments:

- Financial promise in favor of TeleBel in the amount of DEM 4,000 thousand; payable in the first half of the year 1999.

- Lease commitment with VEW Energie AG; monthly payment in the amount of DEM 212 thousand.

- Lease commitment with Olympia Consulting GmbH; monthly payment in the amount of DEM 35 thousand.

Leases

Rental commitments under operating leases are for cars only and not material.

Rent and Operating Lease Commitments

Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 1998:


                            DEM
                            ---
1999                       2,976

2000                         432

2001                         396

                          ------
                           3,804
                          ======

9. Pensions

Pension costs incurred for the period ended December 31, 1998 was DEM 67 thousand. Interest costs incurred for the period ended December 31, 1998 was DEM 60 thousand.

The assumptions used in calculating the SFAS 87 pension obligation were as follows:

                  Discount rate                      6.5%
                  Salary increase rate               3.0%
                  COLA rate                          1.5%


10.  Subsequent events

As per December 1, 1999, VersaTel Deutschland Holding GmbH, Frankfurt, Germany and VersaTel Deutschland Verwaltungs GmbH, Frankfurt, Germany acquired 100% (99.09% resp. 0.91%) of the company's capital.

Due to the change of the company's shareholder, the company will have to refinance with a bank or the new shareholder. According to the purchase agreement, the company does not have to repay the outstanding credit line to VEW Energie AG and only DEM 8.571 million of the DEM 10 million loan. An additional loan of DEM 10 million was granted in November 1999.

As per November 24, 1999, the company has bought a license for the net communication systems of VEW Energie AG for a duration of 30 years. The purchase price and the repayable loans as above are due in three installments which are DEM 35.857 million due on December 31, 2000, DEM 35.857 million due on December 31, 2001 and DEM 35.857 million due on December 31, 2002.

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                              FINANCIAL STATEMENTS

                          Index to Financial Statements


Condensed Balance Sheets as of September 30, 1999 and 1998                 F-16
Condensed Statement of Operations for the Nine Months
  Ended September 30, 1999 and 1998                                        F-18
Condensed Statement of Shareholder's Equity for the Nine Months Ended
  September 30, 1999 and 1998                                              F-19
Condensed Statements of Cash Flows for the Nine Months Ended
  September 30, 1999 and 1998                                              F-20
Condensed Notes to Financial Statements                                    F-21

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                            Condensed Balance Sheets
                        As of September 30, 1999 and 1998
                         (in thousands of German Marks)
                                   (unaudited)



                                                            September 30,     September 30,
                                                                1999             1998
                                                          ----------------   ---------------
                                                                DEM               DEM
   ASSETS

Current Assets
   Cash and bank deposits                                          528             162
   Receivables trade                                             4,818           2,673
      Less allowance for doubtful accounts                        (224)            (20)
   Receivables related parties                                   1,512           1,248
   Inventories                                                   2,073             545
   Other current assets and prepaid expenses                        35              14
                                                            ----------      ----------

      Total current assets                                       8,742           4,622
                                                            ----------      ----------

Long-term investments
   Treasury bills (held to maturity)                                 5               5
   Shares in subsidiaries                                          533             447
   Long-term loans to subsidiaries                                   -               -
                                                            ----------      ----------

      Total long-term investments                                  538             452
                                                            ----------      ----------

Fixed Assets
   Intangible Assets (net)                                      10,387           9,102
   Property, Plant and Equipment
      Buildings on third party's land                            5,168           4,528
      Telecommunication equipment                               73,714          51,010
      Other equipment, furniture and fixtures                    7,045           4,839
      Construction in progress                                   3,214           4,337
      Less accumulated depreciation and amortization           (14,653)         (5,477)
                                                            ----------      ----------

      Total fixed assets                                        84,875          68,339
                                                            ----------      ----------

Deferred Taxes                                                   1,958           1,409
Goodwill                                                         9,135               -
                                                            ----------      ----------
      Total assets                                             105,248          74,822
                                                            ==========      ==========

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                            Condensed Balance Sheets
                        As of September 30, 1999 and 1998
                         (in thousands of German Marks)
                                   (unaudited)


                                                            September 30,     September 30,
                                                                1999              1998
                                                          ----------------   ---------------
                                                                DEM               DEM
   LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Accounts payable trade                                       5,494                2,924
   Accounts payable to related parties, current portion        69,703               12,332
   Salaries, Wages and Commissions                              2,822               10,873
   Taxes withheld from employees                                  788                  580
   Other accrued liabilities                                   18,621               12,348
   Other liabilities and deferred credits                          64                  111
                                                           ----------            ---------

      Total current liabilities                                97,492               39,168
                                                           ----------            ---------

Noncurrent liabilities
   Long-term debt due to banks                                  2,756                2,756
   Long-term debt intercompany                                  8,571               10,000
   Accrued pension cost                                           859                  723
                                                           ----------            ---------

      Total noncurrent liabilities                             12,186               13,479
                                                           ----------            ---------

Shareholder's equity
   Capital stock                                               54,825               54,825
   Additional paid-in capital                                  53,175               29,175
   Loss current year                                          (40,716)             (37,387)
   Accumulated deficit previous years                         (71,714)             (24,438)
                                                           ----------            ---------

      Total shareholder's equity                               (4,430)              22,175
                                                           ----------            ---------

      Total liabilities and shareholder's equity              105,248               74,822
                                                           ==========            =========


   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                       Condensed Statements of Operations
              For the Nine Months Ended September 30, 1999 and 1998
                         (in thousands of German Marks)
                                   (unaudited)



                                                         Nine months               Nine months
                                                            Ended                     Ended
                                                        September 30,             September 30,
                                                            1999                       1998
                                                      ------------------        ------------------
                                                             DEM                       DEM
Sales                                                       28,999                    12,314

Cost of Sales                                              (22,489)                  (11,315)
Selling, general and administrative costs                  (34,811)                  (29,514)
Depreciation and amortization                               (9,986)                   (6,002)

Other income                                                 3,589                        29
Loss from subsidiaries valuated at equity                   (4,642)                   (3,996)
Other expenses                                                (583)                     (143)
Interest income                                                  8                        10
Interest expense third parties                                 (62)                      (34)
Interest expense related parties                            (1,299)                     (708)
Tax benefit (expense)                                          560                     1,972
                                                      ------------                ----------

Net loss/Comprehensive loss                                (40,716)                  (37,387)
                                                      ============                ==========

   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                   Condensed Statement of Shareholders' Equity
                        As of September 30, 1999 and 1998
                         (in thousands of German Marks)
                                   (unaudited)



                                                                  Additional
                                                                    paid-in            Retained
                                             Capital Stock          capital            Earnings              Total
                                            ---------------     ---------------     ---------------     ---------------
                                                  DEM                 DEM                 DEM                 DEM

Balance at December 31, 1997                     24,148               12,852           (24,438)             12,562
Capital increase                                 30,677               16,323                 -              47,000
Net loss                                              -                    -           (37,387)            (37,387)
                                              ---------           ----------        ----------           ---------

      Balance at September 30, 1998              54,825               29,175           (61,825)             22,175
                                              =========           ==========        ==========           =========

Balance at December 31, 1998                     54,825               29,175           (71,714)             12,286
Capital increase                                      -               24,000                 -              24,000
Net loss                                              -                    -           (40,716)            (40,716)
                                              ---------           ----------        ----------           ---------

      Balance at September 30, 1999              54,825               53,175          (112,430)             (4,430)
                                              =========           ==========        ==========           =========


   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

                        Condensed Statement of Cash Flows
              For the Nine Months Ended September 30, 1999 and 1998
                         (in thousands of German Marks)
                                   (unaudited)


                                                                   Nine months ended         Nine months ended
                                                                   September 30, 1999       September 30, 1998
                                                                   ------------------       ------------------
                                                                         DEM                        DEM

Net result for the year                                                 (40,716)                 (37,387)
Depreciation of fixed asset items                                        14,628                    9,998
Net change in accruals for pensions                                         107                       98

Cash flow - according to DFVA/SG                                        (25,981)                 (27,291)

Profit/loss on disposal of fixed assets                                    (144)                       -
Increase/decrease in inventories, trade receivables and
     other assets                                                          (386)                  (3,201)
Increase in trade payables and other liabilities                         22,990                   19,838

Cash outflow from current operating activities                           (3,521)                 (10,654)

Receipts from disposals of fixed assets                                       -                      143
Payments for capital expenditures                                       (19,274)                 (36,642)

Cash outflow from investing activities                                  (19,274)                 (36,499)

Amounts paid in by shareholders
     Capital increase and transfer to capital reserves                   24,000                   47,000
     Proceeds from loans                                                      -                        -
     Payments for loans                                                  (1,429)                       -

Cash inflow from financing activities                                    22,571                   47,000

Movement in cash and cash equivalents                                      (224)                    (153)
Cash and cash equivalents at the beginning of the period                    752                      315

Cash and cash equivalents at the end of the period                          528                      162

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
            Interest (net amount capitalized)                               161                       34
           Income taxes                                                       -                        -


   VEW TELNET Gesellschaft fur Telekommunikation und Netzdienste mbH, Dortmund

        Condensed Notes to Financial Statements as of September 30, 1999
                             and September 30, 1998
                                   (unaudited)


1. Description of Business and basis of presentation

VEW Telnet Gesellschaft fur Telekommunikation und Netzdienste mbH (the "company") is a wholly owned entity of VEW Energie AG, Dortmund, Germany, which belongs to the VEW Group. The company is a provider of integrated data and telecommunications network services in Germany. The company considers its operations to be in one business segment and internally makes operating decisions, allocates resources and assesses performance based on one segment.

Included in the company results are group charges relating to costs in connection with various administrative services provided by VEW Energie AG on behalf of the company. The company's management believes such costs are reflective of actual benefits received by the company.

The company is part of a fiscal unity regarding value added tax with other VEW Group companies.


2. Summary of Significant Accounting Policies

(a) Cash and bank deposits

Cash and bank deposits consist mainly of cash at banks on demand. For purposes of the statement of cash flows, the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(b) Inventory

Work in progress is stated at the lower of cost or market value. Cost is determined using the average method. Cost of work in progress consists of the direct salary costs and a charge for indirect costs.

(c) Treasury bills

There are no restrictions concerning the sale of the treasury bills. They are not pledged as collateral.

(d) Shares in subsidiaries

Shares in subsidiaries consist of four participations of which two were valued at equity. The other two are stated at purchase lost. All subsidiaries are making losses.

(e) Intangible Assets

Intangible assets are stated at cost minus depreciation. The company depreciates the intangible assets using the straight-line method over the estimated useful lives. The intangible assets, mostly licenses, have useful lives between 1 and 15 years. The main addition of this balance sheet item was a DEM 6 million net license with a useful life of 15 years in 1998.

(f) Property and equipment

Property and equipment is stated at cost. The company depreciates its property and equipment using the following methods:

     Buildings on third-party property             mainly straight-line method

     Telecommunication equipment                   straight-line method

     Other                                         declining-balance method

Goods purchased for less than DEM 800 net are being written off in the year of purchase according to ss. 6 II EstG (German income tax code). They are included in the accumulated cost and the accumulated depreciation as an addition and as a disposal.

Interest is capitalized on construction in progress during construction if the amount is material. As per September 30, 1999, DEM 161 thousand were capitalized (DEM 34 thousand as per September 30, 1998).

(g) Goodwill

The goodwill results from VEW Energie AG's purchase of 13.5% of the company's shares which made VEW Energie AG the sole shareholder in December 1998. Depreciation is calculated on an estimated useful life of 10 years.

(h) Revenue recognition

Revenues are recorded in the period in which the service is rendered. Cash received in advance of services rendered is recorded as deferred income. All revenues originated in Germany. As it is impracticable to disclose information for revenues of each product and service, we do not provide that information.

(i) Cost of sales

Cost of sales consists of direct connection costs only. Personnel costs and depreciation are included in selling, general and administrative costs.

(j) Advertising expense

Advertising costs are expensed as incurred and amounted to DEM 1,793 thousand from January 1, 1999 to September 30, 1999. The costs from January 1, 1998 to September 30, 1998 amounted to DEM 1,981 thousand.

(k) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

No deferred tax asset was recognized for loss carry forwards as the possible use of loss carry forwards is restricted by law. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The rate used in the financial statements is 60% which includes federal and local income tax.

(l) Pensions

Three company employees have individually defined benefit pension agreements. The company recognizes interest and pension costs for the full amount of the pension obligation.

(m) Accounts payable to related parties

The company has a unlimited credit line with VEW Energie AG which amounted to DEM 42.6 million on September 30, 1999 and DEM 3.8 million on September 30, 1998. Additionally, there is a loan of DEM 12 million which is not long-term by definition but has a subordination clause (on September 30, 1999 only).

(n) Accruals

There is a DEM 15,442 thousand (DEM 13,579 thousand as per September 30, 1999) accrual for a possible liability to a supplier from a risk-sharing contract. The other accruals mainly relate to outstanding liabilities for services and goods received.

(o) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts and recovery of deferred tax assets. Actual results could differ from those estimates.

(p) Segmental reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information" has been issued and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires certain disclosures about business segments of an enterprise, if applicable. The adoption of SFAS No. 131 did not have an effect on the company's financial statements, as the company currently manages its operations as one segment under the guidelines of the new standard.

(q) Recently issued accounting standards

In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with stockholders ("comprehensive income"). Comprehensive income is the total of net income (loss) and all other non-owner changes in stockholders' equity. For each of the two nine month periods ended September 30, 1999 and September 30, 1998 the company's comprehensive income (loss) was equal to net loss.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position 98-1 ("SOP 98-1"). "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for costs of computer software developed or obtained for internal use. SOP 98-1 requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, directly attributed development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of SOP 98-1, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had SOP 98-1 been in effect when those costs were incurred. The company has adopted this SOP in its financial statements as of September 30, 1999.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999 and cannot be applied retroactively. The company has not yet quantified the impacts of adopting SFAS No. 133 on the financial statements and has not determined the timing or method of adoption of SFAS No. 133.


3. Related party transactions

Of the 1999 revenues, DEM 2.2 million relate to subscriptions recharges relating to telephone access (1998: DEM 1.2 million) for all VEW Group companies.

1999 costs charged by group companies to the company include lease on premises of DEM 1,908 thousand (1998: DEM 880 thousand), interest expenses of DEM 1,666 thousand (1998: DEM 707 thousand), telephone connection charges of DEM 3,184 thousand (1998: DEM 1,885 thousand) and charges for various administrative services and support of DEM 834 thousand (1998: DEM 650 thousand).

All related party transactions were performed at arms' length.

The accounts due to the group companies for 1999 as of September 30, 1999 include a value added tax asset of DEM 160 thousand (September 30, 1998: DEM 406 thousand).


4. Inventory

Inventory is comprised of the following:


                        September 30, 1999            September 30, 1998
                        ------------------            ------------------
                               DEM                            DEM
                                         (in thousands)
Materials                     1.919                            235
Work in progress                154                            310
                           --------                         -------
                              2.073                            545
                           ========                         ======


5. Shares in subsidiaries


                                                          Net book value                  Equity             Net income
                                         Share       September 30, 1999 (1998)       December 31, 1998          1998
Name and registry of subsidiary            %                    DEM                         DEM                  DEM
-------------------------------       -----------  -----------------------------  -----------------------    ----------
TeleBeL Gesellschaft fur
Telekommunikation Bergisches Land
mbH, Wuppertal
(valued at equity)                        40.0                 0 (0)                        719*             (10,385)
RuhrNet Gesellschaft fur
Telekommunikation mbH Schwerte
Schwerte
(valued at equity)                        24.0               127 (72)                       254                 (187)
DOKOM Gesellschaft fur
Telekommunikation mbH, Dortmund           10.0               375 (375)                    1,029               (2,594)
BORnet GmbH, Stadtiohn                     5.0                34 (0)                         93                  (27)


*Includes a loan of DEM 7 million with a subordination clause.


6. Long-term debt

The long-term debt of DEM 2.756 million matures on May 6, 2002 with the Westdeutsche Landesbank Girozentrale, Dortmund, Germany. The interest rate is 5.83%, interest is charged annually.

The company has a loan (DEM 10 million) maturing December 30, 2002 with VEW Energie AG. Interest is charged every quarter, the rate depends on the prime rate.

7. Income taxes

Income tax expenses and income consist of deferred taxes only, since the company does not pay income taxes at this time due to its loss. Since there are no material differences between the book basis and the tax basis, income tax expense approximates 60% of net differences between book values according to German GAAP and US GAAP. The differences result mainly from using the equity method for two financial investments.

In assessing the ability to realize deferred tax assets, management does not consider loss carry-forwards as likely to be realized. Therefore, no deferred tax asset was capitalized for loss carry-forwards.

8.         Commitments

As per September 30, 1999, the company has the following material off balance sheet commitments:

- Financial promise in favor of TeleBel in the amount of DM 2,510 thousand; Payable in the first half of the year 2000.
- Lease commitment with VEW Energie AG; monthly payment in the amount of DM 212 thousand.
- Lease commitment with Olympia Consulting GmbH; monthly payment in the amount of DM 36 thousand.

Leases

Rental commitments under operating leases are for cars only and not material.

Rent and Operating Lease Commitments

Future minimum commitments in connection with rent and other operating lease agreements are as follows at September 30, 1999:


              DEM
              ---

1999          744

2000        2,976

2001          396
          -------

            1,143
          =======

9. Pensions

Pension costs incurred for the period ended September 30, 1999 was DEM 47 thousand (January 1 till September 30, 1998: DEM 53 thousand). Interest costs incurred for the period ended September 30, 1999 was DEM 60 thousand (January 1, 1998 to September 30, 1998: DEM 45 thousand).

The assumptions used in calculating the SFAS 87 pension obligation were as follows (1999 and 1998):

                  Discount rate                               6.5%
                  Salary increase rate                        3.0%
                  COLA rate                                   1.5%


10. Subsequent events

As per December 1, 1999, VersaTel Deutschland Holding GmbH, Frankfurt, Germany and VersaTel Deutschland Verwaltungs GmbH, Frankfurt, Germany acquired 100% (99.09% resp. 0.91%) of the company's capital.

Due to the change of the company's shareholder, the company will have to refinance with a bank or the new shareholder. According to the purchase agreement, the company does not have to repay the outstanding credit line to VEW Energie AG and only DEM 8.571 million of the DEM 10 million loan.
An additional loan of DEM 10 million was granted in November 1999.

As per November 24, 1999, the company has bought a license for the net communication systems of VEW ENERGIE AG for a duration of 30 years. The purchase price and the repayable loans as above are due in three installments of DEM
35.857 million due on December 31, 2000, DEM 35.857 million due on December 31, 2001 and DEM 35.857 million due on December 31, 2002.

ITEM 6.     EXHIBITS

            There are no exhibits filed herewith.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 2, 2000.







                                 VERSATEL TELECOM INTERNATIONAL N.V.


                                  By: /s/ Raj Raithatha
                                      -----------------------------------
                                      Name:  Raj Raithatha
                                      Title: Vice President Finance and
                                             Chief Financial Officer